May 7, 2007

Re:	Ingram Micro Inc. (File No. 001-12203) Form 10-K: For the Year Ended December 30, 2006 Forms 8-K: Filed on March 1, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief — Accounting
Dear Mr. Krikorian:
     On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 2, 2007 relating to the above-referenced filings.
     I have recited the comment of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the meanings ascribed thereto in the above-referenced filings.
Form 10-K for Fiscal Year Ended December 30, 2006
Liquidity and Capital Resources
Contractual Obligations, page 23
1.	We note your response to prior comment number 3 of our letter dated April 2, 2007. Notwithstanding your argument that the outsourcing agreements, which appear to fall under the definition of “Purchase Obligation” located in paragraph (a)(5)(ii) of Item 303 of Regulation S-K, are individually, and in the aggregate, not material to warrant separate presentation, we note that a materiality threshold is inconsistent with the objective of the disclosure requirement. We refer you to SEC Release No. 34-47264. Note the rule does not specifically allow for the aggregation of specified categories, but rather in order to provide flexibility for company-specific disclosure, the rule allows a registrant to disaggregate the specified categories by using other categories suitable to its business, but the contractual obligations table must include all of the obligations that

Stephen G. Krikorian,
Branch Chief - Accounting
Securities Exchange Commission
May 7, 2007

fall within specified categories. Confirm that you will disaggregate your purchase obligations from your operating lease obligations in future filings.

The Company confirms that it will disaggregate its purchase obligations from its operating lease obligations in future filings.
* * * * *
     Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely, /s/ Larry C. Boyd Larry C. Boyd Senior Vice President, Secretary and General Counsel

cc:	Jason Niethamer (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Winthrop Conrad (Davis Polk & Wardwell)
Alan Denenberg (Davis Polk & Wardwell)
William D. Humes (Ingram Micro)
Lily Y. Arevalo (Ingram Micro)